Filed by IBERIABANK Corporation Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AMERICAN HORIZONS BANCORP INC.

Commission File No: 000-25756

FOR IMMEDIATE RELEASE

October 12, 2004

Contact:

Daryl G. Byrd, President and CEO (337) 521-4003

John R. Davis, Senior Executive Vice President (337) 521-4005

IBERIABANK Corporation Reports Record Quarter Earnings

LAFAYETTE, LOUISIANA — IBERIABANK Corporation (NASDAQ: IBKC), the holding company of the 117-year-old IBERIABANK (http://www.iberiabank.com), announced record quarterly earnings of $7.0 million for the quarter ended September 30, 2004, a 16% increase over the same period in 2003, and an 8% increase compared to the second quarter of 2004. The Company earned $0.97 per diluted share for the quarter, up 13% from the same period in 2003, and up 10% compared to the second quarter of 2004. The Company’s results of $0.97 per diluted share exceeded average analyst expectations for the quarter by $0.01 per share.

Total assets climbed $63 million, or 3% compared to June 30, 2004, and $332 million, or 16% compared to September 30, 2003. Total deposits declined $27 million, or 1% since June 30, 2004, and increased $177 million, or 11% compared to one year ago. Total shareholders’ equity increased $9 million, or 5% compared to June 30, 2004, and increased $25 million, or 13% compared to one year ago. At September 30, 2004 the Company’s equity-to-assets ratio was 8.84%, compared to 8.69% at June 30, 2004 and 9.06% one year ago. Book value per share at September 30, 2004 was $31.12, up 5% compared to $29.74 per share at June 30, 2004, and an increase of 10% compared to one year ago. Similarly, tangible book value per share increased 7% and 13%, respectively, over the same periods.

Daryl G. Byrd, President and CEO of IBERIABANK Corporation, remarked, “We are very pleased to report outstanding growth and profitability in the third quarter. We exhibited record earnings, earnings per share, return on tangible equity, and our total assets exceeded $2.4 billion”. Byrd continued, “Our business model continues to produce very solid core results and we continued to experience success in attracting clients during the quarter. We remain very optimistic regarding our future.”

Additional Highlights For The Quarter Ended September 30, 2004

•	Tax-equivalent net interest margin was 3.58%, up five basis points compared to 3.53% in the second quarter of 2004 and down 10 basis points compared to 3.68% for the third quarter of 2003. The yield on average earning assets improved 10 basis points between the second and third quarters of 2004 (a “linked quarter basis”). Average investment yield improved 28 basis points over the same period, as a result of reduced bond premium amortization. On a linked quarter basis, average loan yield edged up two basis points and interest-bearing liability costs increased seven basis points.

•	For the third quarter of 2004, return on average assets (“ROA”) was 1.17%, return on average equity (“ROE”) was 13.34% and return on average tangible equity was 20.23%.

•	Asset quality remained outstanding during the quarter. Annualized net charge-offs as a percentage of average loans were 0.17%, compared to 0.11% in the second quarter of 2004 and 0.26% in the third quarter of 2003. Nonperforming assets (“NPAs”) as a percentage of total assets, edged up slightly to 0.26%, compared to 0.21% at June 30, 2004 and 0.33% one year ago. The allowance for loan losses, as a percentage of total loans, was 1.24% at September 30, 2004, compared to 1.29% at June 30, 2004 and 1.25% one year ago. At September 30, 2004, coverage ratios of nonperforming loans and nonperforming assets were 368% and 320%, respectively.

•	Equity increased $9 million during the quarter, due to a $10 million improvement in unrealized gains on investments available for sale. The ratio of equity-to-assets was 8.84% at September 30, 2004 compared to 8.69% at June 30, 2004 and 9.06% one year ago. Tier 1 leverage ratio was 7.50%, 7.12%, and 7.35%, respectively at the same periods. At September 30, 2004, the Company’s Tier 1 risk-based capital ratio was 11.00% and total risk-based capital ratio was 12.25%.

•	On September 20, 2004, the Company declared a quarterly cash dividend of $0.28 per share, an increase of 8% compared to the second quarter of 2004, and up 17% from the same quarter last year. Over the last nine quarters, the Company increased the quarterly cash dividend by over 50%. The dividend payout ratio was 27.1% in the third quarter of 2004, compared to 27.5% in the second quarter of 2004 and 26.2% one year ago.

•	On June 25, 2004, the Company announced the successful completion of its stock repurchase program previously announced on September 17, 2003 and authorized a new share repurchase program of up to 175,000 shares. To date, approximately 53,000 shares have been acquired under the 175,000-share program at an average cost of $55.08 per share.

•	Long-term debt increased $51 million during the quarter. Included in the increase in long-term debt, the Company issued $10 million in trust preferred securities on September 20, 2004. The trust preferred securities were issued at a 200 basis point spread to 3-month LIBOR, swapped to yield 5.97% for five years. No origination fee was paid in association with the issuance of these securities. The most recent trust preferred offering is the Company’s third issuance. Also, the Company increased long-term Federal Home Loan Bank advances by $25 million, at an average rate of 2.98% and an average term of 2.4 years.

•	On September 29, 2004, the Company announced its intention to acquire American Horizons Bancorp, Inc. (“American Horizons”), the parent company for American Horizons Bank in Monroe, Louisiana. At June 30, 2004, American Horizons had $265 million in total assets, $195 million in deposits, and $22 million in equity. The Company anticipates merger consummation during the first quarter of 2005, subject to the approvals of the shareholders of American Horizons and regulatory authorities. Exclusive of one-time merger related costs, the transaction is assumed to have no material impact on earnings per share of the Company in 2005.

Daryl G. Byrd, President and CEO of IBERIABANK Corporation, remarked, “We are very pleased to have American Horizons join the IBERIABANK family. Similar to our recent acquisitions of Acadiana Bancshares, Inc. and Alliance Bank of Baton Rouge, we expect a very smooth transition.”

Loans And Deposits

Total loans grew $70 million, or 5%, between June 30, 2004 and September 30, 2004, and up 14% from one year ago. The Company experienced strong growth in commercial loans, up 7%, and total residential mortgage loans, up 4%, between period-ends. Private banking mortgages were the primary driver of residential mortgage growth during the quarter. The average yield on loans increased two basis points between the second and third quarters of 2004 as average loan volume climbed $70 million, or 5%. During this period, average commercial loan yields climbed 18 basis points, while average mortgage and consumer yields declined six basis points.

The volume of mortgage loan originations totaled $53 million in the third quarter of 2004, down 21% compared to $67 million in the second quarter of 2004, and up 11% compared to the first quarter of 2004. The pipeline of mortgage loans in process at September 30, 2004 was $57 million, up 1% compared to $56 million at June 30, 2004. During the quarter, the Company sold into the secondary market $16 million in residential mortgage loans recently released from construction that were held in the loan portfolio, up 25% compared to $13 million in the second quarter of 2004, and down 43% compared to $29 million in the first quarter of 2004. These loan sales were consistent with the Company’s stated plans to accelerate the sale into the secondary market of long-maturity, recently originated, mortgage production, including mortgage loans coming out of construction.

The Company experienced strong deposit growth in the first half of 2004, with aggregate deposit growth of $204 million. Between June 30, 2004 and September 30, 2004, total deposits declined $27 million, or 1%. Decreases in public fund and retail deposits partially offset commercial deposit growth during the third quarter of 2004. The Company’s cost of average interest bearing deposits increased five basis points in the third quarter of 2004 compared to the second quarter of 2004. The yield on NOW accounts increased 14 basis points and CDs increased three basis points, due to mix changes. Average interest bearing deposits decreased $7 million, or less than 1%, during the quarter. Average non-interest bearing deposit volume increased $5 million, or 2%, during this period.

Investment Portfolio And Funding

The investment portfolio totaled $582 million at September 30, 2004, down $7 million or 1% compared to June 30, 2004. As a percentage of assets, the investment portfolio declined from 25% at June 30, 2004 to 24% at September 30, 2004. Offsetting the more substantial decline in the book balance of the investment portfolio was a $10 million improvement in the unrealized gains in the available for sale portfolio that occurred during the quarter. The yield on the investment portfolio improved 28 basis points in the third quarter of 2004 compared to the second quarter, after declining 23 basis points between the second and first quarters of 2004. Bond premium amortization was $0.7 million in the third quarter of 2004, compared to $1.0 million in the second quarter of 2004, and $0.7 million in the first quarter of 2004. The decreased premium amortization accounted for the majority of the improvement in the portfolio yield during the third quarter. Given general mortgage refinancing levels, anticipated prepayment speeds, cash flows and reinvestment opportunities, management estimates premium amortization in the fourth quarter of 2004 may be at levels similar to the third quarter of 2004.

At September 30, 2004, the Company’s investment portfolio had a modified duration of 3.6 years, compared to 4.2 years at June 30, 2004, 3.1 years at March 31, 2004, and 3.4 years at year-end 2003. The Company’s investment portfolio has very limited extension risk. Based on modeling at September 30, 2004, a parallel and instantaneous 300 basis point increase in interest rates would extend the portfolio by only an additional one year. At current projected speeds, the portfolio is expected to generate approximately $128 million in cash flow over the next 15 months. The portfolio had an unrealized gain of $2.9 million at September 30, 2004, compared to a loss of $7.2 million at June 30, 2004, and a gain of $7.7 million at March 31, 2004.

The Company regularly reviews the influence of interest rates on the Company’s profitability and earnings growth prospects. Asset/liability management modeling at September 30, 2004 indicated a 100 basis point instantaneous and parallel upward shift in interest rates is estimated to decrease net interest income over 12 months by only 0.5%. Similarly, a 100 basis point decrease in interest rates would benefit net interest income by 2.2%.

The Company’s ratio of loans to deposits increased significantly during the quarter as the Company experienced $70 million in loan growth and a $27 million decrease in deposits since June 30,

2004. At September 30, 2004, the Company’s loan to deposit ratio was 91%, compared to 85% at June 30, 2004 and 88% one year ago. Funding of asset growth during the quarter emanated from various sources. During the quarter ended September 30, 2004, client repurchase agreements increased $1 million, short-term borrowings increased $26 million, long-term FHLB advances increased $41 million, and the Company issued $10 million in trust preferred securities.

Asset Quality

Asset quality statistics remained exceptional compared to historical and peer levels. During the third quarter of 2004, the ratio of net charge-offs to average loans was 0.17%, up slightly from 0.11% and 0.13%, respectively, in the second and the first quarters of 2004. The Company’s provision for loan losses was $0.9 million in the third quarter, compared to $0.7 million on a linked quarter basis. The provision covered net charge-offs 1.3 times in the third quarter of 2004, compared to 1.7 times on a linked quarter basis. The allowance for loan losses was 1.24% at September 30, 2004, compared to 1.29% at June 30, 2004, and 1.25% one year ago. The Company believes that it uses a conservative definition of NPAs. The Company defines NPAs as non-accruing loans, accruing loans more than 90 days past due, foreclosed assets, and Other Real Estate Owned. NPAs amounted to $6.2 million at September 30, 2004, compared to $5.0 million at June 30, 2004, and $6.9 million one year ago. The increase in NPAs was primarily attributable to two specific credits totaling approximately $900,000 that management believes are well secured. NPAs equated to 0.26% of total assets at September 30, 2004, compared to 0.21% of total assets at June 30, 2004, and 0.33% one year ago. At the same period ends, the Company’s reserve coverage of NPAs was 320%, 397%, and 253%, respectively. Loans past due 30 days or more (including nonaccruing loans) represented 0.64% of total loans at September 30, 2004, compared to 0.68% at June 30, 2004, and 0.78% one year ago.

Operating Results

Total revenues, on a tax-equivalent basis, increased $1.2 million, or 5%, on a linked quarter basis. Tax-equivalent net interest income increased $1.1 million between the two quarters, while average earning assets increased $90 million between quarters. Approximately 78% of the growth in average earning assets was associated with growth in loans during the quarter. The Company’s tax-equivalent net interest margin improved five basis points from 3.53% in the second quarter of 2004 to 3.58% in the third quarter of 2004. The yield on earning assets improved 10 basis points on a linked quarter basis. The decrease in bond premium amortization in the third quarter of 2004 positively impacted the earning asset yield and net interest margin for the quarter by approximately six basis points and net interest income by $0.4 million. The cost of interest-bearing liabilities edged up seven basis points on a linked quarter basis.

Noninterest income in the third quarter increased less than $0.1 million, or 1% compared to the second quarter of 2004. Mortgage loan gains totaled $0.6 million in both the second and third quarters of 2004. The Company recorded $0.4 million in other gains in the second quarter of 2004, which included a gain on the sale of an interest in a check cashing business that the Company acquired in association with the Acadiana Bancshares acquisition in February 2003. By contrast, no significant other gains were recorded in the third quarter of 2004. Excluding mortgage loan and other gains, noninterest income increased $0.4 million, or 8%, on a linked quarter basis. Service charge income on deposit accounts accounted for 70% of the growth during the quarter.

Expenses remained well contained, despite the strong revenue growth reported during the quarter. Total noninterest expense increased $0.2 million, or less than 2%, compared to the second quarter of 2004. Higher incentive payments were the primary drivers for this increase. The Company’s tax-equivalent tangible efficiency ratio (a measure of a bank’s operating efficiency) improved from 55.5% in the second quarter of 2004 to 53.8% in the third quarter of 2004.

Return on average assets was 1.17% for the third quarter of 2004, up five basis points compared to 1.12% for the second quarter. Return on average equity for the third quarter of 2004 was 13.34%, up 92 basis points compared to 12.42% on a linked quarter basis. Management believes traditional ROE measures penalize companies, such as IBERIABANK Corporation, that historically completed acquisitions using only purchase accounting treatment and not pooling of interests treatment. As a result, an alternative measure that the Company believes “levels the playing field” between purchase and pooling of interests accounting treatments is return on average tangible equity, which excludes the effects of intangible assets and related amortization expenses. Return on average tangible equity was 20.23% in the third quarter of 2004, compared to 19.07% and 18.90% in the first and second quarters of 2004, respectively.

Management of the Company announced today continued comfort with the 2004 EPS comfort range presented on May 25, 2004 of $3.75 to $3.80 per fully diluted share, though expectations are currently on the lower end of the stated range for 2004. This EPS range equates to an increase of 10% to 11% growth over 2003 fully diluted EPS of $3.42. The range of $3.75 to $3.80 compares to a current average analyst estimate for 2004 of $3.75 per fully diluted share, or a 10% increase compared to 2003 reported EPS. Management also confirmed that exclusive of one-time expenses associated with the acquisition of American Horizons Bancorp, Inc., the 2005 EPS comfort range remains $4.05 to $4.15 per share. The range of $4.05 to $4.15 compares to a current average analyst estimate for 2005 of $4.13 per fully diluted share, or a 10% increase compared to the average analyst estimate for 2004 EPS.

Based on a closing stock price on October 8, 2004 of $57.33 per share, the Company’s common stock traded at a price-to-earnings ratio of 15.3 times current average analyst estimates of $3.75 per fully diluted EPS for 2004, and 13.9 times average EPS estimates of $4.13 for 2005. In addition, the Company’s stock traded at 1.84 times September 30, 2004 book value per share of $31.12. On September 20, 2004, the Company declared a quarterly cash dividend of $0.28 per share, payable to shareholders of record as of September 30, 2004. This dividend level represented a 17% increase over the same period last year and equated to an annualized dividend rate of $1.12 per share and an indicated dividend yield of 1.95%.

In association with this earnings release, the Company will host a live conference call to discuss the financial results for the quarter just completed. The telephone conference call will be held on Tuesday, October 12, 2004, beginning at 11:00 a.m. Central Time by dialing 1-888-470-0905. The confirmation code for the call is 747118. A replay of the call will be available until midnight Central Time on October 19, 2004 by dialing 1-800-475-6701. The confirmation code for the replay is 747118.

IBERIABANK Corporation is one of the oldest financial institutions with continuous operations in the State of Louisiana and the third largest Louisiana-based bank holding company. The Company operates 42 full service offices located in New Orleans, Baton Rouge, Shreveport, Monroe, and the Acadiana region of Louisiana. Information regarding the Company can be obtained by visiting the Company’s website at www.iberiabank.com. The Company’s common stock trades on NASDAQ under the symbol “IBKC” and the Company’s market capitalization is approximately $400 million.

This press release contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP measures in their analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures, which may be presented by other companies.

Forward Looking Statements

To the extent that statements in this press release relate to future plans, objectives, financial results or performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. IBERIABANK Corporation’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. Factors that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, changes in market and economic conditions; changes in interest rates, deposit flows, loan demand and real estate values; competitive pressures; changes in accounting principles, policies or guidelines; changes in the Company’s loan or investment portfolio; legislative or regulatory changes; changes in monetary or fiscal policies; military or terrorist activities; litigation costs and expenses; and other economic, competitive, governmental, regulatory and technological factors affecting the Company’s business activities and prospects. Factors affecting IBERIABANK Corporation are discussed in the Company’s periodic and other filings with the Securities and Exchange Commission, available at the SEC’s website, www.sec.gov, and the Company’s website, www.iberiabank.com.

In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and American Horizons, without charge, at the SEC’s web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations-12th Floor, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA, 70501, Phone: (337) 521-4788, Fax: (337) 521-4021.

This communication is not an offer to purchase shares of American Horizons common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with American Horizons. Any issuance of IBERIABANK Corporation common stock in any proposed merger with American Horizons would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.

IBERIABANK CORPORATION

FINANCIAL HIGHLIGHTS

	For The Quarter Ended September 30,			For The Quarter Ended June 30,
	2004	2003	% Change	2004	% Change
Income Data (in thousands):
Net Interest Income	$19,231	$16,699	15%	$18,119	6%
Net Interest Income (TE) (1)	19,950	17,383	15%	18,801	6%
Net Income	7,036	6,077	16%	6,487	8%

Per Share Data:
Net Income - Basic	$1.05	$0.93	13%	$0.96	10%
Net Income - Diluted	0.97	0.86	13%	0.88	10%
Book Value	31.12	28.35	10%	29.74	5%
Tangible Book Value (2)	21.13	18.71	13%	19.74	7%
Cash Dividends	0.28	0.24	17%	0.26	8%

Key Ratios: (3)
Return on Average Assets	1.17%	1.18%		1.12%
Return on Average Equity	13.34%	12.85%		12.42%
Return on Average Tangible Equity (2)	20.23%	20.01%		18.90%
Net Interest Margin (TE) (1)	3.58%	3.68%		3.53%
Efficiency Ratio	56.7%	55.7%		58.5%
Tangible Efficiency Ratio (TE) (1) (2)	53.8%	52.6%		55.5%
Average Loans to Average Deposits	88.5%	87.0%		84.5%
Nonperforming Assets to Total Assets (4)	0.26%	0.33%		0.21%
Allowance for Loan Losses to Loans	1.24%	1.25%		1.29%
Net Charge-offs to Average Loans	0.17%	0.26%		0.11%
Average Equity to Average Total Assets	8.76%	9.15%		9.01%
Tier 1 Leverage Ratio	7.50%	7.35%		7.12%
Dividend Payout Ratio	27.1%	26.2%		27.5%

Number of Shares Outstanding:
Basic Shares (Average)	6,688,470	6,519,859		6,784,770
Diluted Shares (Average)	7,231,401	7,079,438		7,339,858
Book Value Shares (Period End) (5)	6,862,754	6,658,862		6,870,080

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(3)	All ratios are calculated on an annualized basis for the period indicated.
(4)	Nonperforming assets consist of nonaccruing loans, accruing loans 90 days or more past due and repossessed assets.
(5)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share data)

	September 30,			June 30, 2004	December 31, 2003
	2004	2003	% Change
BALANCE SHEET (End of Period)

ASSETS
Cash and Due From Banks	$39,384	$50,749	(22.4)%	$46,360	$48,849
Interest-bearing Deposits in Banks	13,719	16,944	(19.0)%	15,070	20,722

Total Cash and Equivalents	53,103	67,693	(21.6)%	61,430	69,571
Investment Securities Available for Sale	540,425	408,526	32.3%	544,839	426,130
Investment Securities Held to Maturity	41,756	60,378	(30.8)%	44,841	53,492

Total Investment Securities	582,181	468,904	24.2%	589,680	479,622
Mortgage Loans Held for Sale	10,624	4,129	157.3%	6,273	5,781
Loans, Net of Unearned Income	1,599,609	1,397,946	14.4%	1,529,362	1,412,349
Allowance for Loan Losses	(19,885)	(17,482)	13.7%	(19,683)	(18,230)

Loans, net	1,579,724	1,380,464	14.4%	1,509,679	1,394,119
Premises and Equipment	37,595	28,947	29.9%	36,728	31,992
Goodwill and Acquisition Intangibles	68,519	64,163	6.8%	68,665	62,786
Mortgage Servicing Rights	199	373	(46.6)%	224	279
Other Assets	82,991	68,224	21.6%	79,091	71,661

Total Assets	$2,414,936	$2,082,897	15.9%	$2,351,770	$2,115,811

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing Deposits	$219,339	$191,257	14.7%	$216,111	$189,786
Interest-bearing Deposits	1,546,606	1,397,223	10.7%	1,576,580	1,399,320

Total Deposits	1,765,945	1,588,480	11.2%	1,792,691	1,589,106
Short-term Borrowings	165,000	98,000	68.4%	139,000	143,000
Securities Sold Under Agreements to Repurchase	49,139	21,273	131.0%	48,128	19,590
Long-term Debt	206,512	165,616	24.7%	155,500	156,291
Other Liabilities	14,788	20,764	(28.8)%	12,142	12,655

Total Liabilities	2,201,384	1,894,133	16.2%	2,147,461	1,920,642
Total Shareholders’ Equity	213,552	188,764	13.1%	204,309	195,169

Total Liabilities and Shareholders’ Equity	$2,414,936	$2,082,897	15.9%	$2,351,770	$2,115,811

	For The Three Months Ended September 30,			For The Nine Months Ended September 30,
	2004	2003	% Change	2004	2003	% Change
INCOME STATEMENT
Interest Income	$28,047	$24,082	16.5%	$79,641	$71,401	11.5%
Interest Expense	8,816	7,383	19.4%	24,325	21,724	12.0%

Net Interest Income	19,231	16,699	15.2%	55,316	49,677	11.4%
Provision for Loan Losses	857	1,599	(46.4)%	2,616	4,748	(44.9)%

Net Interest Income After Provision for Loan Losses	18,374	15,100	21.7%	52,700	44,929	17.3%
Service Charges	3,317	3,073	7.9%	9,266	8,625	7.4%
ATM Fees	523	448	16.7%	1,474	1,380	6.8%
Gain on Sale of Loans	592	1,499	(60.5)%	2,059	3,333	(38.2)%
Other Gains (Losses)	16	207	(92.3)%	530	472	12.3%
Other Noninterest Income	1,409	1,287	9.5%	3,909	3,572	9.4%

Total Noninterest Income	5,857	6,514	(10.1)%	17,238	17,382	(0.8)%
Salaries and Employee Benefits	7,923	6,799	16.5%	22,557	19,568	15.3%
Occupancy and Equipment	1,720	1,653	4.1%	5,134	4,711	9.0%
Amortization of Acquisition Intangibles	222	232	(4.3)%	674	564	19.5%
Other Noninterest Expense	4,364	4,239	2.9%	13,092	12,669	3.3%

Total Noninterest Expense	14,229	12,923	10.1%	41,457	37,512	10.5%
Income Before Income Taxes	10,002	8,691	15.1%	28,481	24,799	14.8%
Income Taxes	2,966	2,614	13.5%	8,467	7,525	12.5%

Net Income	$7,036	$6,077	15.8%	$20,014	$17,274	15.9%

Earnings Per Share, diluted	$0.97	$0.86	13.3%	$2.75	$2.54	8.5%

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share data)

	For The Quarter Ended
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
BALANCE SHEET (Average)

ASSETS
Cash and Due From Banks	$39,467	$59,721	$55,939	$49,586	$43,453
Interest-bearing Deposits in Banks	12,921	16,295	19,348	14,949	18,545
Investment Securities	599,601	586,466	515,131	476,966	453,977
Mortgage Loans Held for Sale	8,488	9,375	11,493	6,479	23,034
Loans, Net of Unearned Income	1,566,672	1,496,990	1,429,152	1,407,634	1,369,468
Allowance for Loan Losses	(19,721)	(19,509)	(18,721)	(17,727)	(17,097)
Other Assets	187,944	180,308	169,056	163,471	158,708

Total Assets	$2,395,372	$2,329,646	$2,181,398	$2,101,358	$2,050,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing Deposits	$212,931	$208,417	$190,067	$190,407	$193,449
Interest-bearing Deposits	1,556,492	1,563,058	1,477,782	1,390,367	1,380,762

Total Deposits	1,769,423	1,771,475	1,667,849	1,580,774	1,574,211
Short-term Borrowings	181,658	127,380	108,698	124,375	78,321
Securities Sold Under Agreements to Repurchase	45,891	42,271	24,894	19,925	20,942
Long-term Debt	175,032	155,710	156,104	165,675	165,840
Other Liabilities	13,507	22,793	19,142	18,302	23,158

Total Liabilities	2,185,511	2,119,629	1,976,687	1,909,051	1,862,472
Total Shareholders’ Equity	209,861	210,017	204,711	192,307	187,616

Total Liabilities and Shareholders’ Equity	$2,395,372	$2,329,646	$2,181,398	$2,101,358	$2,050,088

	2004			2003
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
INCOME STATEMENT

Interest Income	$28,047	$26,192	$25,402	$25,161	$24,082
Interest Expense	8,816	8,073	7,436	7,205	7,383

Net Interest Income	19,231	18,119	17,966	17,956	16,699
Provision for Loan Losses	857	704	1,055	1,552	1,599

Net Interest Income After Provision for Loan Losses	18,374	17,415	16,911	16,404	15,100
Total Noninterest Income	5,857	5,825	5,556	5,682	6,514
Total Noninterest Expense	14,229	14,013	13,215	13,117	12,923

Income Before Income Taxes	10,002	9,227	9,252	8,969	8,691
Income Taxes	2,966	2,740	2,761	2,691	2,614

Net Income	$7,036	$6,487	$6,491	$6,278	$6,077

Earnings Per Share, basic	$1.05	$0.96	$0.98	$0.96	$0.93

Earnings Per Share, diluted	$0.97	$0.88	$0.90	$0.88	$0.86

Book Value Per Share	$31.12	$29.74	$31.02	$29.28	$28.35

Return on Average Assets	1.17%	1.12%	1.20%	1.19%	1.18%
Return on Average Equity	13.34%	12.42%	12.75%	12.95%	12.85%
Return on Average Tangible Equity	20.23%	18.90%	19.07%	19.86%	20.01%

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

	September 30,			June 30, 2004	December 31, 2003
	2004	2003	% Change
LOANS RECEIVABLE

Residential Mortgage Loans:
Residential 1-4 Family	$379,716	$341,243	11.3%	$357,618	$338,965
Construction	34,912	39,846	(12.4)%	39,612	50,295

Total Residential Mortgage Loans	414,628	381,089	8.8%	397,230	389,260

Commercial Loans:
Real Estate	397,710	342,949	16.0%	372,084	352,031
Business	275,390	198,925	38.4%	256,987	199,275
Commercial Leases	1,505	1,823	(17.4)%	1,586	1,745

Total Commercial Loans and Leases	674,605	543,697	24.1%	630,657	553,051

Consumer Loans:
Indirect Automobile	228,829	233,675	(2.1)%	228,183	229,636
Home Equity	211,088	171,327	23.2%	205,032	174,740
Automobile	21,630	25,838	(16.3)%	22,673	24,795
Credit Card Loans	8,093	8,802	(8.1)%	8,321	9,007
Other	40,736	33,518	21.5%	37,266	31,860

Total Consumer Loans	510,376	473,160	7.9%	501,475	470,038

Total Loans Receivable	1,599,609	1,397,946	14.4%	1,529,362	1,412,349

Allowance for Loan Losses	(19,885)	(17,482)		(19,683)	(18,230)

Loans Receivable, Net	$1,579,724	$1,380,464		$1,509,679	$1,394,119

	September 30,			June 30, 2004	December 31, 2003
	2004	2003	% Change
ASSET QUALITY DATA

Nonaccrual Loans	$4,258	$4,056	5.0%	$3,284	$3,902
Foreclosed Assets	30	36	(16.7)%	21	67
Other Real Estate Owned	787	1,926	(59.1)%	317	2,067
Accruing Loans More Than 90 Days Past Due	1,139	892	27.7%	1,336	1,220

Total Nonperforming Assets (1)	$6,214	$6,910	(10.1)%	$4,958	$7,256

Nonperforming Assets to Total Assets (1)	0.26%	0.33%	(22.4)%	0.21%	0.34%
Nonperforming Assets to Total Loans + OREO (1)	0.39%	0.49%	(21.3)%	0.32%	0.51%
Allowance for Loan Losses to Nonperforming Loans (1)	368.4%	353.3%	4.3%	426.0%	355.9%
Allowance for Loan Losses to Nonperforming Assets (1)	320.0%	253.0%	26.5%	397.0%	251.2%
Allowance for Loan Losses to Total Loans	1.24%	1.25%	(0.6)%	1.29%	1.29%
Year to Date Charge-offs	$2,564	$3,573	(28.2)%	$1,330	$4,782
Year to Date Recoveries	$1,017	$767	32.7%	$438	$1,172

(1)	Nonperforming loans consist of nonaccruing loans and accruing loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

	September 30,			June 30, 2004	December 31, 2003
	2004	2003	% Change
DEPOSITS
Noninterest-bearing DDA	$219,339	$191,257	14.7%	$216,111	$189,786
NOW Accounts	514,189	420,581	22.3%	535,615	449,938
Savings and Money Market Accounts	411,606	362,737	13.5%	410,427	350,295
Certificates of Deposit	620,811	613,905	1.1%	630,538	599,087

Total Deposits	$1,765,945	$1,588,480	11.2%	$1,792,691	$1,589,106

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Taxable Equivalent Basis

(dollars in thousands)

	For The Quarter Ended
	September 30, 2004		September 30, 2003
	Average Balance	Average Yield/Rate (%)	Average Balance	Average Yield/Rate (%)
ASSETS
Earning Assets:
Loans Receivable:
Mortgage Loans	$405,511	5.43%	$368,491	5.87%
Commercial Loans (TE) (1)	654,772	4.86%	528,149	5.11%
Consumer and Other Loans	504,839	6.46%	470,963	6.92%
Lease Financing Receivables	1,550	5.55%	1,865	5.41%

Total Loans	1,566,672	5.52%	1,369,468	5.94%

Mortgage Loans Held for Sale	8,488	4.76%	23,034	5.92%
Investment Securities (TE) (1)(2)	600,659	4.40%	445,602	3.33%
Other Earning Assets	36,351	2.39%	36,099	1.96%

Total Earning Assets	2,212,170	5.16%	1,874,203	5.24%
Allowance for Loan Losses	(19,721)		(17,097)
Nonearning Assets	202,923		192,982

Total Assets	$2,395,372		$2,050,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing Liabilities:
Deposits:
NOW Accounts	$516,417	1.15%	$389,478	0.87%
Savings and Money Market Accounts	413,115	0.77%	362,865	0.73%
Certificates of Deposit	626,960	2.43%	628,419	2.37%

Total Interest-bearing Deposits	1,556,492	1.57%	1,380,762	1.52%
Short-term Borrowings	227,549	1.38%	99,263	1.15%
Long-term Debt	175,032	4.22%	165,840	4.26%

Total Interest-bearing Liabilities	1,959,073	1.78%	1,645,865	1.77%
Noninterest-bearing Demand Deposits	212,931		193,449
Noninterest-bearing Liabilities	13,507		23,158

Total Liabilities	2,185,511		1,862,472
Shareholders’ Equity	209,861		187,616

Total Liabilities and Shareholders’ Equity	$2,395,372		$2,050,088

Net Earning Assets	$253,097		$228,338
Net Interest Spread	$19,231	3.38%	$16,699	3.47%
Tax-equivalent Benefit	$719	0.12%	$684	0.14%
Net Interest Income (TE) / Net Interest Margin (TE) (1)	$19,950	3.58%	$17,383	3.68%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Balances exclude unrealized gain or loss on securities available for sale and impact of trade date accounting.

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Taxable Equivalent Basis

(dollars in thousands)

	For The Nine Months Ended
	September 30, 2004		September 30, 2003
	Average Balance	Average Yield/Rate (%)	Average Balance	Average Yield/Rate (%)
ASSETS
Earning Assets:
Loans Receivable:
Mortgage Loans	$393,356	5.50%	$325,478	6.21%
Commercial Loans (TE) (1)	612,251	4.79%	496,829	5.35%
Consumer and Other Loans	490,621	6.57%	452,017	7.25%
Lease Financing Receivables	1,629	5.48%	1,940	5.48%

Total Loans	1,497,857	5.56%	1,276,264	6.24%

Mortgage Loans Held for Sale	9,781	4.92%	16,765	5.66%
Investment Securities (TE) (1)(2)	561,277	4.29%	421,689	3.83%
Other Earning Assets	37,658	2.03%	40,514	1.92%

Total Earning Assets	2,106,573	5.15%	1,755,232	5.56%
Allowance for Loan Losses	(19,318)		(16,074)
Nonearning Assets	215,228		176,613

Total Assets	$2,302,483		$1,915,771

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing Liabilities:
Deposits:
NOW Accounts	$506,120	1.04%	$335,016	0.92%
Savings and Money Market Accounts	401,771	0.77%	353,421	0.87%
Certificates of Deposit	624,640	2.38%	600,714	2.55%

Total Interest-bearing Deposits	1,532,531	1.51%	1,289,151	1.66%
Short-term Borrowings	177,116	1.24%	105,144	1.29%
Long-term Debt	162,328	4.27%	142,035	4.32%

Total Interest-bearing Liabilities	1,871,975	1.73%	1,536,330	1.88%
Noninterest-bearing Demand Deposits	203,839		181,470
Noninterest-bearing Liabilities	18,467		21,561

Total Liabilities	2,094,281		1,739,361
Shareholders’ Equity	208,202		176,410

Total Liabilities and Shareholders’ Equity	$2,302,483		$1,915,771

Net Earning Assets	$234,598		$218,902
Net Interest Spread	$55,316	3.42%	$49,677	3.68%
Tax-equivalent Benefit	$2,082	0.13%	$1,913	0.15%
Net Interest Income (TE) / Net Interest Margin (TE) (1)	$57,398	3.62%	$51,590	3.91%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Balances exclude unrealized gain or loss on securities available for sale and impact of trade date accounting.

IBERIABANK CORPORATION

RECONCILIATION TABLE

(dollars in thousands, except per share data)

	For The Three Months Ended
	09/30/2004	06/30/2004	09/30/2003
Net Interest Income	$19,231	$18,119	$16,699
Effect of Tax Benefit on Interest Income	719	682	684

Net Interest Income (TE) (1)	19,950	18,801	17,383

Noninterest Income	5,857	5,825	6,514
Effect of Tax Benefit on Noninterest Income	239	209	213

Noninterest Income (TE) (1)	6,096	6,034	6,727

Total Revenues (TE) (1)	$26,046	$24,835	$24,110

Total Noninterest Expense	$14,229	$14,013	$12,923
Less Intangible Amortization Expense	(222)	(234)	(232)

Tangible Operating Expense (2)	$14,007	$13,779	$12,691

Return on Average Equity	13.34%	12.42%	12.85%
Effect of Intangibles (2)	6.89	6.48	7.16

Return on Average Tangible Equity (2)	20.23%	18.90%	20.01%

Efficiency Ratio	56.7%	58.5%	55.7%
Effect of Tax Benefit Related to Tax Exempt Income	(2.1)	(2.1)	(2.1)

Efficiency Ratio (TE) (1)	54.6%	56.4%	53.6%
Effect of Amortization of Intangibles	(0.8)	(0.9)	(1.0)

Tangible Efficiency Ratio (TE) (1) (2)	53.8%	55.5%	52.6%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.